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FORM 6-K

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For the month of july 2005

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Press Release

Thomson’s First Half 2005 IFRS Results

Core Business shows growth in revenues and cash-flow at stable margins

 – in line with Two-Year Plan objectives

  12 % headline Core Business revenue growth at constant currency
  11% like-for-like revenue growth, and IFRS EBIT margins for Core Business stable at 6.4% - in line with objectives
  Core Business Free Cash Flow generation at €133m, up strongly on 1H04
  Strong contributions from “growth engines”: DVD Services and Set-Top Boxes
  With acquisition of leading in-store digital network operator, PRN, (see separate press release) announced today, key elements of Two-Year Plan in place
  Disposal of Tube business and related charges accelerated into 2Q ahead of schedule, with main activities discontinued. Overall H1 net loss excluding “Discontinued Operations” was €(62) million

Paris, 28 July 2005 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE :TMS), chaired by Frank Dangeard, met on 26 July 2005 to review and approve the Group’s half year 2005 results published today.

“During the first half of 2005, and including the announcements made today, we were able to put in place most of the essential pieces of our Two-Year Plan,” said Frank E. Dangeard, Chairman & CEO of Thomson. “In particular, we took the decision to accelerate the exit from Displays and related activities.” Commenting specifically on the results, he added: “Our Core Business delivered a strong performance in the first half, with growth in revenues across all Two-Year Plan activities, stable margins and significantly increased free cash-flow. This performance confirms the attractive financial profile of our Core Business.”

Full results are disclosed in the unaudited financial statements, which are posted on Thomson’s website. All data given in this press release is accounted under IFRS unless otherwise noted, whereas financial information given by Thomson previously was accounted under French GAAP.Differences between the two are material and Thomson has published financial information reconciling previously published French GAAP financial statements to IFRS. References to “EBIT” refer to the IFRS caption of “Profit from Continuing Operations”. Since November 2004, Thomson has managed its business between its Core Business Media & Entertainment Divisions and Non-Core Assets in Displays and CE Partnerships. First half results are presented according to this split.

Summary of Core Business consolidated results 1H05 (unaudited(1))

In € million unless otherwise stated	1H05	1H05	1H04	% change
	Actual	At cst currency(2)
Core Net Sales	2,775	2,852(2)	2,550	+11.8%(2)

o/w Services Division	1,069	1,095	1,061	+3.2%(2)
o/w Systems & Equipment Division	1,427	1,472(2)	1,240	+18.7%(2)
o/w Technology Division	260	266	246	+ 7.9%(2)
o/w Corporate Costs	19	20	3	Nm

Core EBIT	176.4		166	+6.2%
Core EBIT Margin (%)	6.4%		6.5%	Nm
Pro-forma Net Income (3)	65		52	+25%

Core Free Cash-Flow (4)	132.5		89.8	+47.5%

(1) 1H05 results are subject to a limited review by Thomson’s auditors
(2) At constant currency. The average €/US$ rate for 1H05 was 1.28 (1H04 1.22), with 1H05 Systems & Equipment Division constant currency revenues adjusted for Cable Modems ( €13 million)
(3) Including estimated pro-forma 1H04 financial charges adjusted for first-time application of IAS 32/39 at €75 million
(4) Free Cash-Flow is defined as Cash-Flow from Operations less net capex

Core Business 1H05 highlights

• Revenue growth at constant currency on 2004 base was 11% compared to FY objective of 10%.

• In Services, the strong performance from DVD services, Network Operations Services and good organic growth in Post-production were offset by weaker VHS and film volumes. Cost-cutting and positive mix effect helped improve margins year-on-year (EBIT margin was 6.1% in 1H05 vs 5.3% in 1H04).

• In Systems & Equipment, the solid performance of Set-Top Boxes within Access Platforms & Gateways, and of Broadcast & Networks, was offset by poor performance in Audio/Video products within Connectivity. Margins grew in Set-Top Boxes and were broadly stable in other activities except Audio/Video.

• In Technology, margins for the Division grew nearly 4 pts year-on-year, from 46.0% in 1H04 to 49.9% in 1H05 on the back of an excellent performance in Licensing.

• The Group met its commitment to increase research spending with an additional €20 million invested in Core Research and Product Development within the first half of 2005 (equivalent to 0.7% point of core margin), while maintaining the core margins stable year-on-year.

• Strong cash generation at €133 million, ahead of last year.

• Tax and pro-forma IFRS financial charges were stable.

• Pro-forma net income was €65 million.

Progress on Implementation of the Two-Year Plan

• Decision to accelerate the exit from Tubes and related activities (Tubes, Bagneaux and TTE arrangements) in 1H05.

• All essential pieces of the Two-Year Plan in place, except in Broadcast. Growth engines, combining DVD & Film Services and Set-Top Boxes, tracking to plan.

• New customer wins in Services, for example in DVD and Film, and in Systems & Equipment, leading to increased diversification of clients and activities.

• Post-Production, Telecoms and Network Operations Services strategies in place.

• Build-up of technology positions in HD-DVD/BD formats and in watermarking. Significant involvement in European programs.

2005 Core Business Outlook

1H05 performance, taken together with new business initiatives and contracts, confirms our Core Business objectives for the Two-Year Plan period. The Group continues to drive for 2005 growth in its Core Business revenues of around 10% at constant currency, compared to the 2004 base level. The mix of growth will change in 2H05 with higher growth coming from the Services Division, given the underlying market dynamics and customer wins. The Systems & Equipment Division will grow more slowly compared to a very strong 2H04 and given the weaker Audio/Video activity. The Core Business is expected to show further progress towards the Two-Year Plan growth objectives and the Group will continue to invest in its R&D for growth in 2006 and beyond.

Closing of Non-Core assets transactions

The sale of Tube plants to Videocon and the TTE transaction are expected to close in 3Q05 and the disposal of Bagneaux in 4Q05. The remaining charges to be booked in 2H05 relate to Bagneaux and are estimated at €30 million.

Group 1H05 results – Group income statement adjusted for 2005 discontinued operations, notably Tubes

Overall Group results reflect previously announced charges for the exit from the Tubes activities, as well as non-cash charges related to the renegotiation of service agreements with TTE. Certain of these activities are classified as “discontinued operations” under IFRS (Anagni and the other assets recently sold to Videocon), whereas some are expected to be treated as discontinued operations on definitive closure of the binding agreements signed in 1H05. However, in order to assist in the assessment of Thomson’s Core Business in 1H05, results from all these activities are presented in this press release as part of the Non-Core Business.

Comparison of Non-Core Business sales year-on-year is not meaningful, as some activities are now treated as discontinued operations. Losses from Non-Core Business activities reflect operating losses including those from discontinued operations and exceptional charges related to the exit from these activities.

Financial charges

Thomson applied IAS32/29 for the first time in 2005. Applying IAS32/39 to H104 would have increased H104 financial charges by approximately €50 million. On a like-for-like basis, therefore, financial charges were broadly stable, reflecting the repayment of convertible bonds with a high notional interest rate in January 2005, partially offset by higher interest rates.

In € million otherwise stated	1H05	1H04
	Actual
Reported Group Net Sales	2,968	3,376

o/w Core Business Net Sales	2,775	2,550
o/w Non-Core Business Net Sales	193	826

Reported EBIT	65	97
o/w Non-Core Business EBIT(1)	(112) (1)	(70)

Financial Result	(71)	(23)
Income Tax	(49)	(39)

Profit from continued operations after tax and financial cost (2)	(62)	34

Discontinued operations(3)	(400)	(225)

Group consolidated net income(3)	(462)	(191)

(1) Includes €44 million of restructuring of plants to be discontinued (2) Includes results from equity consolidated affiliates (3) Excludes minority interests

CORE BUSINESS DIVISIONAL REVIEW

Adjusted sales at constant currency grew by 12%. Currency movements reduced core business sales during the half by €64 million. Thomson’s Core Businesses reported net sales for 1H05 of €2,775 million (1H04, €2,550 million). Acquisitions made in 2005 added €25 million to net sales, all in the Systems & Equipment Division. All divisions reported like-for-like growth in revenues at constant currency.

Cash-Flow from operations before financial charges and tax increased to €219 million in 1H05 versus €176 million in 1H04, predominantly due to a strong increase in operating cash-flow as well as moderate restructuring cash costs compared to the same period last year.

SERVICES

1H05 sales reached €1,069 million (1H04, €1,061 million). Currency movements reduced sales during the quarter by €26 million. Sales excluding currency movements grew by 3%, or 1% including currency movements, reflecting 7.7% growth in 1Q and a 1.3% decline in 2Q.

Home Entertainment Services

The replication of DVD units grew by 48 million units (+9% year-on-year) to approximately 556 million units. 2Q unit growth was 9%, in line with the 1Q level. This positive performance reflects particularly good growth in Europe, some market share gains (Thomson’s growth is estimated to have outperformed market growth), and good catalog volumes. DVD releases included National Treasure, Cinderella, Ray in the US, The Incredibles, Shark Tale, Bridget Jones – Edge of Reason in Europe, as well as worldwide. VHS duplication fell 65% year-on-year to approximately 29 million units, which materially reduced the Division’s overall growth rate. The split of DVD to VHS units now stands at 95%/5% versus 88%/12% a year ago.

Film Services

Film Services had a weak half. Film footage reached 2.3bn feet in 1H05 against 2.5bn feet in 1H04. Q2 was slightly stronger than Q1. Volumes were impacted by a lower overall number of film releases in the half. Film releases included Batman Begins, War of the Worlds, Kingdom of Heaven, Madagascar, and Cinderella Man.

Post-Production

The Post-Production business grew organically in the first half. The service set offered by the Group broadened to include expansion in broadcast post-production as well as in international versioning, on top of the consolidation of its expertise in Digital Intermediates. Major studio releases supported by Thomson included Kingdom of Heaven, Kinky Boots Factory and The Fantastic Four as well as War of the Worlds. In addition, Thomson targeted a broader Media & Entertainment client base for its post-production activities with a particular emphasis on TV and advertising content. The activity also maintained its growth in the games segment with the first ties being concluded with customers in interactive gaming services. The visual effects activities centered around The Moving Picture Company performed in line with expectations.

Network Operations Services and Electronic Content Distribution Services

The Network Operations Services business unit recorded strong growth in the half. Both Cinema advertising and playout services grew during the half. The US digital cinema advertising roll-out is underway and progressing as planned with over 500 screens equiped at end-June. After the successful integration of Corinthian TV (UK), the Group is expanding geographically in the playout services activity through the recent acquisition of a controlling stake in VCF Thématiques, a leading service provider on the French market.

Profitability and margins

The Services Division 1H05 EBIT reached €65 million, compared to €57 million last year. The EBIT margin increased from 5.3% to 6.1% in 1H05. This positive margin evolution reflects DVD unit growth, higher contribution from post-production and cost-cutting measures, offsetting the weaker volumes in VHS and Film, start-up costs in Electronic Content Distribution Services, and raw materials costs.

Cash-Flow

The Services Division Free Cash-Flow before interest and taxes reached €117 million against €100 million in 1H04, mostly attributable to improved operational performance, the moderate advances paid on contracts and a slight improvement in the net working capital variation.

SYSTEMS & EQUIPMENT

Adjusted 1H05 sales reached €1,427 million at constant currency (1H04, €1,240 million). Currency movements reduced sales during the quarter by €32 million. Sales excluding currency movements grew by 18%, or 15% including currency movements, reflecting 27% growth in 1Q and over 10% growth in 2Q. The integration of Inventel and Cirpack added €25 million to net sales during the half.

Access Platforms & Gateways

Revenues grew very strongly in the half and were again very strong in 2Q. Overall, Thomson sold approximately 6 million decoders during the half, compared to 3 million last year, including 2.7 million in 2Q05 compared to 1.8 million in 2Q04. This strong growth was underpinned by additional volumes from DirecTV under the supply agreement signed in June 2004. In addition, however, the business unit significantly expanded its footprint on other markets, gaining new customers and market shares in Europe (including in cable and Free-to-Air) and notably in the Asia Pacific region. A more comprehensive range of devices was also available, although still a relatively small component of volumes.

The business unit significantly expanded its offering to telecom operators seeking to broaden their customer offerings particularly to include video services. The acquisitions of Inventel and Cirpack were completed in the second quarter and enable Thomson to offer a range of video, voice and data boxes, related implementation and command and control software, devices and skills. In particular, Thomson further expanded its expertise in Triple-Play and developed the first integrated Triple-Play cable box. These developments enabled Thomson to expand its market shares in these growing markets.

Broadcast & Networks

The business unit continued to gain market shares, notably in networks and systems integration during the half. Revenue trends were slightly slower in 2Q than in 1Q but by contrast the order backlog had significantly increased by the end of the half compared to year-end 2004.

Connectivity

Both Telephony and Home Networking Accessories had satisfactory half years and improving 2Q revenues on a constant currency basis. The business models and product roadmaps in these two activities is being progressively integrated into the operator-led model on which the Systems & Equipment Division is based. By contrast, the Audio/Video activities had a poor 2Q and 1H below expectations and targets.

Profitability and margins

1H05 EBIT for the Systems & Equipment Division reached €23 million, compared to €33 million last year. The contribution from Access Platforms & Gateways increased significantly during the half, with those from Broadcast and Telephony/Home Networking Accessories were stable. The Group invested significantly more in 1H05 in research and development expenses, notably in set-top boxes and telecoms products and services. The contribution from Audio/Video declined given its poor sales performance.

Cash-Flow

The Systems & Equipment Division Free Cash-Flow before interest and taxes reached €83 million against €(6) million in 1H04, mostly driven by a strong contribution of working capital in Access Platforms & Gateways.

TECHNOLOGY

1H05 sales reached €260 million (1H04, €246 million). Currency movements reduced sales during the quarter by €6 million. Sales excluding currency impacts grew by 8%, being (10)% in 1Q and 30% in 2Q (mostly linked to IFRS treatments of 1Q04 and 2Q04 as already highlighted on previous presentations). Perimeter effects were immaterial.

Licensing

Revenues in 1H05 were €212 million (first half 2004 €191 million under IFRS), an increase of 11.5% compared to 1H04. This strong performance reflects resilience in the main core digital licensing programs, as well as success in launching new licensing programs, for example around digital TV.

Software & Technology Solutions / Silicon Solutions

In Software & Technology Solutions, the Group strengthened its position in content security and anti-piracy technologies and intellectual property through complementary investments in Mediasec (key watermarking patents) and Nextamp (video watermarking solutions for applications such as post-production masters, dailies, pre-release material, broadcast, VOD and digital cinema.)

Silicon Solutions recorded internal and external sales of €34 million and continues to invest to strengthen and broaden its silicon design offering to in-house and external customers.

Research

The Group met its commitment to increased spending on research and development in 1H05. Across the Group, R&D spending increased by €20 million of which €4 million in core research within the Technology Division. As a whole, R&D represented 4.4% of total core business sales in 1H05 compared to 4.2% in 1H04.

Profitability and margins

1H05 EBIT reached €130 million, compared to €113 million last year. EBIT margin improved to 49.9% from 46.0% last year despite the significant increase in R&D spend. This improvement is due to a strong performance in licensing.

Cash-Flow

The Technology Division’s Free Cash-Flow before interest and taxes reached €87 million in 1H05 versus €150 million in 1H04.

CORPORATE COSTS, FINANCIAL CHARGES AND TAX

Corporate

Although increasing compared to 1H04, Corporate costs were stable, with the last 12 months bearing the costs of compliance with IFRS changeover and Sarbanes Oxley compliance.

Financial charges

Thomson applied IAS32/29 for the first time in 2005. Applying IAS32/39 to 1H04 would have increased 1H04 financial charges by approximately €50 million. On a like-for-like basis, therefore, financial charges were broadly stable, reflecting the repayment of convertible bonds with a high notional interest rate in January 2005, partially offset by higher interest rates.

Tax

Tax charges amounted to €48 million in 1H05 versus €39 million in 1H04.

NON-CORE BUSINESS COMMENTS

Displays process completed

During the period under review, the Group finalized ahead of schedule the execution of one of its strategic priorities, namely the disposal of its Tubes and related activities.

Following the effective transfer of its CRT plant in Italy at Anagni at the end of February 2005, the group further announced on 28 June the sale of its remaining Tube assets covering its four major production sites (Poland, Mexico and in China) and the associated R&D and central functions to the major Indian consumer electronics and energy group, Videocon. Completion of this transaction, as previously stated, is expected within the course of 3Q05.

These activities are classified as “discontinued” under IFRS for 1H05.

Thomson also signed agreements under which the Spanish glass group Rioglass will take over its glass CRT glass activity at Bagneaux-sur-Loing, France. Charges relating to this activity are included in “Activities to be discontinued” within continuing operations in 1H05, while operating results of this activity are also within continuing operations in 1H05. Bagneaux is expected to be classified as a discontinued activity when the related transaction is closed, but is classified as continuing under IFRS for 1H05.

CE partnerships – TTE renegotiation

Thomson signed definitive agreements in July for the transfer of its TV marketing and sales organization to TTE, for changes in the subcontracting arrangements at Angers and for increases to future trademark license revenues. Certain non-cash charges relating to these changes have been taken to the P&L in 1H05.

Non-Core Business results

1H05 revenues are not comparable with prior periods. Reported 1H05 revenues of the Non-Core business were €193 million, but perimeter changes are material, including TV deconsolidation and discontinuation of a substantial part of operations in Tubes. Underlying revenues in Tubes declined, reflecting difficult markets.

Total losses (classified under “discontinued” and “continuing” operations and including exceptional charges related to the exit from these activities) for the Non-Core Business were €517 million. This reflects notably operating losses in Tubes plus exceptional charges relating to the Tubes transactions noted above and the TTE renegotiation as well as deal costs.

Cash costs of the Non-Core Business

Most of the charges recorded in the EBIT losses are of a non-cash nature, reflecting asset write-downs. Non-Core free cash-flow amounted to around €(230) million, whereas cash costs associated with the exit of the Tubes business remained in line with the Group’s previously defined estimated cash expectations.

NET RESULT – PRO-FORMA AND AS REPORTED

The pro-forma net result for the Core Business on a full-year tax and financed basis is estimated at €65 million. The Group net result before discontinued operations was €(62) million.

The Group consolidated net result, including the negative impact of the Non-Core Business was €(462) million.

#

GROUP BALANCE SHEET

The Core Business contributed €219 million of Free Cash Flow before Interest and Taxes in 1H05. The Non-Core Business used €229 of Free Cash Flow before Interest and Taxes in the half. Total tax and interest payments used €88 million of cash in the half.

Capex spending on the core business remained stable and is on a downward trend on a like-for- like basis. Capex spending for tangible assets amounted to €108 million in 1H05.

The Group also limited capital expenditures on the Non-Core Business to €29 million compared to €60 million in 1H04.

Acquisitions totaled €240 million in the first half of 2005, compared with €664 million in 2004: the most significant items were the payment of the final Technicolor promissory note, and the acquisitions of Inventel and Cirpack in France, which were acquired partly in cash and partly in shares. The net cash used by investing activities include the impact of Thomson’s recapitalization of the Italian Videocolor subsidiary (€103 million).

Share buyback

As of 30 June, Thomson had repurchased a net total of €89 million of shares pursuant to its share buyback programme, which was launched on 16 September 2004.

Debt repayments

During the semester, the group changed significantly its debt profile with the repayment of the majority of the OCEANE 2008 for €587m, the repayment of the Mexicali lease for €174 million as well as the last installment of the Technicolor debt for €86 million. Debt was repaid out of cash and increase in short term borrowings via French commercial paper program. As a consequence the cash balance amounted to €717 million at the end of June 2005 versus €1,906 million at the end of December 2004.

Accordingly, Net Debt amounted to €1,296 million at the end of June 2005 versus €679 million at the end of December 2004.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

	Six months ended		Year ended
(€ in millions)	June 30, 2005 unaudited	June 30, 2004 unaudited	December 31, 2004 audited
Continuing operations:
Revenues	2,968	3,376	6,986
Cost of sales	(2,281)	(2,602)	(5,322)

Gross margin	687	774	1,664

Selling, general, administrative expenses and others	(451)	(540)	(1,032)
Research and development expense	(127)	(137)	(235)
Restructuring of plants to be discontinued	(44)	-	-
Profit from continuing operations and before tax and finance costs	65	97	397

Interest expense	(33)	(5)	(19)
Other financial income (expense)	(38)	(18)	(26)
Financial costs	(71)	(23)	(45)

Loss from associates	(7)	(1)	(21)
Income tax	(49)	(39)	(86)
Profit (loss) from continuing operations	(62)	34	245

Discontinued operations:
Profit (loss) from discontinued operations	(409)	(224)	(795)

Net income (loss)	(471)	(190)	(550)
Attributable to
Equity Holders	(462)	(191)	(551)
Minority interests	(9)	1	1

	Six months ended		Year ended
	June 30, 2005 Unaudited	June 30, 2004 unaudited	December 31, 2004 Audited
	(in euro, except number of shares)
Weighted average number of shares outstanding – basic net of treasury stock (*)	270,017,384	274,240,438	273,646,869

Earnings per share from continuing operations attributable to the equity holders of the Group
- basic	(0.23)	0.13	0.90
- diluted	(0.23)	0.13	0.85
Earnings per share from discontinued operations attributable to the equity holders of the Group
- basic	(1.48)	(0.82)	(2.91)
- diluted	(1.48)	(0.82)	(2.91)

CONSOLIDATED INTERIM BALANCE SHEETS

(€ in millions)	As of June 30, 2005 unaudited	As of December 31, 2004 Audited
ASSETS:

Non-current assets :
Property, plant and equipment	877	1,051
Goodwill	1,505	1,178
Intangible assets	1,079	924
Investment in associates	283	260
Investment in other companies	103	77
Available-for-sale financial assets	76	36
Derivative financial instruments	-	-
Other financial assets	145	140
Contract advances	151	179
Deferred tax assets	296	306

Total non-current assets	4,515	4,151

Current assets :
Inventories	504	568
Trade accounts and notes receivable	1,039	1,180
Current accounts with affiliated companies	210	183
Derivative financial instruments	9	-
Other receivables	535	615
Cash and cash equivalents	717	1,906

Total current assets	3,014	4,452

Assets classified as held for sale	438	-

Total assets	7,967	8,603

CONSOLIDATED INTERIM BALANCE SHEETS

(€ in millions)	As of June 30, 2005	As of December 31, 2004
	Unaudited	Audited

LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

Shareholders’ equity:
Common stock (273,308,032 shares, nominal value €3.75 per share at June 30, 2005 and December 31, 2004)	1,025	1,025
Treasury shares	(48)	(55)
Additional paid in capital	1,765	1,751
Fair value adjustments and other reserves	20	(23)
Retained earnings	(647)	(117)
Cumulative translation adjustment	60	(98)

Shareholders’ equity	2,175	2,483

Minority interests	1	20

Total equity	2,176	2,503

Non-current liabilities:
Borrowings	1,030	1,597
Reserve for post-employment benefits	805	785
Other provision	154	55
Deferred tax liabilities	39	36
Other non-current liabilities	129	129

Total non-current liabilities	2,157	2,602

Current liabilities :
Borrowings	983	904
Derivative financial instruments	109	-
Reserve for post-employment benefits	70	65
Restructuring provisions	84	75
Other provision	122	120
Trade accounts and notes payable	1,047	1,226
Accrued employee expenses	155	165
Income tax payable	51	60
Other creditors and accrued liabilities	732	799
Debt related to Technicolor acquisition	-	84

Total current liabilities	3,353	3,498

Liabilities directly associated with assets classified as held for sale	281	-

Total liabilities, shareholders’ equity and minority interests	7,967	8,603

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(provisional)

(€ in millions)	As of June 30, 2005 unaudited	Year ended December 31, 2004 Unaudited
Cash flows from operating activities:
Cash generated from operations	172	591
Interest paid	(53)	(47)
Interest received	10	10
Dividend received	-	-
Income tax paid	(49)	(124)
Net cash (used in) / generated from operating activities	80	430

Cash flows from investing activities:
Acquisition of subsidiaries, associates and investment, net of cash acquired	(240)	(664)
Proceeds from sale of investment in other companies	(127)	61
Purchases of property, plant and equipment (PPE)	(137)	(309)
Proceeds from sale of PPE	4	49
Purchases of intangible assets	(53)	(68)
Proceeds from sale of intangible assets	5	-
Loans granted to related parties	(22)	-
Net cash (used in) / generated from investing activities	(570)	(931)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	-
Purchase of treasury shares	(89)	(58)
Proceeds from issuance of convertible bond	-	403
Proceeds from borrowings	258	274
Repayments of borrowings	(806)	(540)
Dividends paid to Company’s shareholders	(77)	(71)
Dividends paid to minority interests	(1)	(3)
Net cash (used in) / generated from financing activities	(715)	5

Net (decrease)/increase in cash and bank overdrafts:	(1,205)	(496)
Cash and bank overdrafts at beginning of period	1,906	2,383
Exchange gains/(losses) on cash and bank overdrafts	16	19
Cash and bank overdrafts at end of period	717	1,906

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

Press Release

Thomson to Acquire PRN Corporation,

the Leading Operator of In-Store Digital Video Networks

Paris, France and Camarillo, CA July 28, 2005 – Thomson (Euronext 18453; NYSE: TMS) has entered into a definitive agreement to acquire PRN Corporation (PRN), the leader in the fast-growing market of out-of-home video advertising networks. This acquisition furthers Thomson’s expansion into the implementation and management of video networks for a broad range of customers spanning broadcasters, cinemas and now retailers. PRN will be part of Thomson’s Network Operations Services business unit in the Services Division.

PRN is a privately-owned U.S. company headquartered in San Francisco, California. PRN manages in-store television networks in over 6,000 locations across leading retailers including Wal-Mart, Sam’s Club, Costco, Albertsons; Best Buy and Circuit City. PRN offers a comprehensive range of services including installation and management of electronic media infrastructure, conversion and preparation of electronic video content, video content aggregation, including media sales and management of thousands of playlists addressing 34,000 customer viewing areas. PRN is the undisputed leader in the fast-growing market of dynamic digital signage at the point of sale reaching 200 million viewers every month.

Out-of-home video networks are attracting a growing share of US advertising spend with a projected annual growth of over 25%. The growth of this market segment has been accelerated by advertisers’ demand for alternative media reaching more engaged audiences compared to traditional TV advertising. In addition, this segment has benefited by the improving quality of data measuring the effectiveness of such out-of-home networks, and by the falling prices of networking infrastructure and flat-panel displays.

Thomson’s Services Division encompasses a wide range of activities enabling the management of electronic content flows for a variety of distribution channels including broadcast, cinema, corporate and retail. These services include also Thomson’s state-of-the-art post-production and content preparation activities, and the management of digital media centres and playout. PRN will extend the reach of this activity towards retail and advertising clients and networks.

The purchase price is approximately $285 million payable in cash, including a normalized level of working capital. Bearing in mind PRN’s strong growth and profitability, the business meets Thomson’s return and price criteria. The acquisition is subject to the usual regulatory requirements and is expected to close during the fourth quarter. PRN is expected to be accretive to earnings in 2006.

“The acquisition of PRN will reinforce Thomson’s expertise in electronic media and further extend  our services towards advertisers and retailers. In addition, we are delighted to welcome the seasoned and successful PRN team who will contribute to the development of our network operations business. Thomson is making significant progress in extending the reach of its digital network management activity. Network Operations Services, one of the Group’s primary boosters, is now well equipped to deliver its Two-Year Plan objective,” said Lanny Raimondo, Senior Executive Vice President of Thomson, in charge of the Services Division.

Charlie Nooney, CEO of PRN commented, “We are excited to be a part of Thomson. This is an important strategic step for PRN.  The depth of Thomson’s media capabilities and their international presence will provide numerous opportunities for us to better serve our retail and advertiser partners.”

Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Tom Bracken	+1 805-445-7293	Tom.bracken@thomson.net
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net

Press Release

Thomson expands its anti-piracy offering with Nextamp S.A. integration

Paris, 25th July 2005 – Thomson (Euronext 18453; NYSE: TMS) announces today it has expanded its portfolio of activities in the field of content security solutions with the integration of Nextamp S.A.. Based in Rennes, France, Nextamp is leading provider of video watermarking products tailored to the needs of content owners and distributors.

Nextamp reinforces the implementation of Thomson’s content security strategy. Key elements of this strategy include the exploitation of technologies such as watermarking, copy protection and counterfeit detection, as well as the development of services such as piracy risks assessments and tracking of on-line pirated content.

Thomson’s content security technology portfolio, enriched recently with MediaSec’s key watermarking patents, is now complemented by Nextamp’s video watermarking solutions for applications such as post-production masters, dailies, pre-release material, broadcast, VOD and digital cinema.

Nextamp provides its watermarking solutions to leading post-production houses and broadcast operators on a global basis. Thomson intends to further the deployment of these solutions and to embed watermarking features into certain Thomson products.

Nextamp will be consolidated in Thomson’s Software & Technology Solutions Business Unit, within the Group’s Technology division.

“We are delighted to welcome Nextamp into Thomson as they have achieved development of a versatile range of powerful watermarking solutions, including support for high-definition formats and the H264 compression standard,” said Jean-Charles Hourcade, Senior Executive Vice President, Technology and Group Chief Technology Officer. “We believe this expansion positions Thomson as the leading company in the video watermarking market and will accelerate our strategy of bringing comprehensive security solutions to the M&E industry worldwide”.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net

Press Release

Thomson Acquires Controlling Stake in French Broadcast Playout Service Provider, VCF Thématiques

Paris, France, July 20th, 2005 — Thomson (Euronext Paris: 18453; NYSE: TMS) today announced that it is making a strategic investment to acquire a controlling stake in VCF Thématiques. The investment will take the form of a capital increase and will allow Thomson and the current owner of VCF Thématiques, the VCF Group, a subsidiary of Euro Media TV, to further develop their broadcast playout activities.

The investment is expected to close within the coming weeks, subject to prior French workers' council information and consultation procedures.

VCF Thématiques is a leading provider of playout services to 50 TV channels in France, broadcasting more than 1,000 hours of programs a day. The company is a broadcast playout provider for Multithématiques (Canal + group), NRJ TV, TF6 & Série Club (M6/TF1 groups), TV Breizh (TF1 group), Canal France International (CFI), 13ème Rue (NBC-Universal), Infosport (TPS group) and other broadcasters in France.

As part of the Group’s Two Year Plan, and capitalizing on its technology expertise and on the quality of its media services, Thomson is targeting opportunities in key segments of the growing worldwide television broadcast management and services market.

“VCF Thématiques will expand our Network Operations Services business in Europe and brings us an established Media & Entertainment customer base in France,” said Nabil Batlouni, Senior Vice President Europe, Network Operations Services, Thomson. “The trend to outsource broadcast playout services has started and will continue. Thomson, which is already a preferred partner for numerous broadcasters around the world, will play an increasingly important role in this line of activity.”

Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology - realize their business goals and optimise their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment industries, offering end-to-end solutions to content creators, video network operators and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net http://www.thomson.net

Network Operations Services (NOS) part of Thomson’s Services division, provides clients with broadcast playout services by offering an online digital content distribution network that supports multiple origination platforms including cable, broadcast and direct-to-home. In addition, NOS addresses the Out of Home advertising marketplace with cinema advertising and other out of home ad placement for major advertisers.

For information about Thomson’s Network Operations Services please visit www.thomson.net.

Press relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

Press Release

Thomson and Tata Indicom to Develop Media & Entertainment Activities in India through a strategic agreement with Videsh Sanchar Nigam Ltd

Paris, France/Mumbai, India - July 19th, 2005 – Thomson (Euronext 18453; NYSE: TMS) has entered into a partnership with India’s premier Telecom and Internet Service Company, VSNL (NYSE: VSL), part of the USD 17 billion Tata Group. Under the agreement, Thomson and VSNL will jointly explore opportunities, and intend to combine their respective expertise to offer high quality services and new technologies to the Indian media and entertainment market.

Through the partnership, Thomson gains a foothold in the Indian market and will leverage the reputation of the House of Tatas, the brand recognition of Tata Indicom and VSNL’s expertise and presence to grow its broadcast, network and telecom activities. The move is in line with Thomson’s Two-Year Plan to grow revenues by €1.5 - €2 billion by the end of 2006 and to broaden the Group’s Media & Entertainment client base, notably in Asia.

VSNL, one of the largest international bandwidth providers in the world, provides International & Domestic Long Distance, Internet services and end-to-end enterprise telecommunication solutions. Thomson’s expertise in digital video technologies will offer significant benefits to VSNL and the companies will explore new opportunities in managing and delivering content for third parties, including broadcasters and content providers, aiming to offer leading edge solutions to VSNL’s Media & Entertainment customers in India. Similarly, Thomson believes opportunities will open up for its Grass Valley broadcast and network activity and its Technicolor business, which provide services to media content creators and distributors.

In addition, Thomson and VSNL will explore development of end-to-end solutions for network operators, such as optimised satellite transmission as well as content management and distribution solutions like digital cinema, based on Thomson’s world-leading position in solutions and access products.

“Our partnership with Tata/VSNL brings exciting opportunities for Thomson and expands our presence in India, a market of strategic importance to us,” said Frank Dangeard, Chairman & CEO of Thomson. “In the short-term, we will reap the benefits of working with VSNL, one of India’s leading telecom groups, and our cooperation should provide a solid basis for future growth in Thomson’s other core Media & Entertainment activities, such as services for content creators, from post-production to digital cinema.”

“The Media and Entertainment sector in India has seen unprecedented growth in the recent past primarily due to the increasing appetite of the Indian consumer, the potential for which is growing by the day. It is therefore a challenging task for service providers like us to provide state-of-the-art solutions which facilitate opportunities for growth for our Media and Entertainment Customers from this sector”, said Mr. N. Srinath, Director of Operations for VSNL. “This agreement with Thomson will enable us to offer an unmatched suite of leading edge solutions and services on diverse technology platforms to Media and Entertainment enterprises, resulting in a superior experience for the end consumer”.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

About VSNL

Videsh Sanchar Nigam Limited (VSNL) is a leading provider of International Telecommunications Services. VSNL is India's largest player in International Long Distance services and has a strong pan-India domestic Long Distance presence. VSNL is also a leading player in the Corporate Data Market in India today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. VSNL has a strong infrastructure base that covers multiple submarine cable systems, switching gateways, IP PoPs and earth stations.

With its recent acquisition of Tyco's global submarine network, VSNL provides seamless connectivity across the globe to carriers and enterprises. VSNL has 30 Points of Presence in 12 countries in North America, Europe and Asia. VSNL also has business operations in Sri Lanka and Nepal and is soon entering South Africa.

In India, VSNL is rapidly growing its retail presence under the Tata Indicom brand through its products like high-speed broadband, dial-up Internet, net telephony and has an Internet subscriber base of over 750,000 subscribers. VSNL is consolidating its presence in the Internet space with an increased focus on the Retail Broadband business.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in)

For more information please contact:

Thomson

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

VSNL

Press Relations
Gaurav Wahi	+91 22 56568787	gaurav@vccpl.com

Press Release

Thomson Confirms Implementation of

Specialist Sales Force for Connectivity

Agreements to Transfer TV Marketing & Sales to TTE Finalized

Paris, France, July 14th, 2005 – To strengthen its Connectivity business Thomson (Euronext 18453; NYSE: TMS) is now implementing a specialized sales force for its Connectivity business in the Americas and in Europe.  This action is consistent with Thomson’s Two-Year Plan, which includes developing its Connectivity business, and in particular Home Networking.

This implementation follows finalization of the agreements with TTE Corporation to transfer Thomson’s TV Marketing & Sales activities to TTE. The agreements involve the transfer of approximately half the existing worldwide Marketing & Sales force to TTE; changes to arrangements regarding Thomson’s manufacturing facility at Angers, France, with TTE committing to a sub-contracting arrangement until end-2009, and revisions to trademark fees payable by TTE to Thomson which previously had been waived until June 2009.

Thomson considers these changes to be operationally and financially beneficial.

###

About Thomson- Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients - content creators, content distributors and users of its technology - realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net/.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Dave Arland (Indianapolis) Investor Relations	+ 1 (317) 587-4450	Dave.arland@thomson.net
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

Communiqué de presse

Thomson Transfers its Videoglass Business in France

to Spanish Glass Group, Rioglass

Paris, July 1st, 2005 – Thomson today signed agreements under which the Spanish glass group Rioglass will take over its glass cathode ray tubes glass activity, Videoglass, situated at Bagneaux-sur-Loing in France. Rioglass intends to set up a glass-conversion activity for the automotive industry on the site.

Rioglass specializes in glass parts for the car and transport industries, and has a prestigious client base, including Aston Martin, Audi, BMW, Seat, Skoda and Volkswagen. The group operates six factories in Spain, Belgium and Brazil.

The Rioglass transfer meets Thomson’s objective of maintaining a glass manufacturing activity at Bagneaux-sur-Loing. The Spanish group will convert the Videoglass business into a windshield, rear-view window and car-window manufacturing activity. Rioglass is well-positioned in this strong growth market, and will employ at least 300 of the 445 people on the site. Application of the Group’s early retirement agreement and a voluntary redundancy scheme will allow Thomson to find solutions for all Videoglass employees.

“Rioglass, a well-known manufacturer for the car industry, has a project which allows Bagneaux-sur-Loing to maintain manufacturing jobs and an activity based on the site’s long-standing expertise in glass,” said Didier Trutt, Executive Vice President at Thomson. “ Today’s agreement represents a unique opportunity which Thomson is determined to finalise in cooperation with the local authorities and employee representatives.”

The Rioglass project, which follows Thomson’s disposal of its cathode ray tube activities to the Indian group, Videocon, is in line with the financial position confirmed by the group on 28 June 2005. The agreement allows Thomson to achieve its objective of identifying an alternative manufacturing activity for the site in 2005, rather than by 2007 as originally planned.

The agreement with Rioglass, which is subject to French employee information and consultation procedures, is expected to take effect in the fourth quarter of 2005.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28 th, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer